Exhibit 99.1

Ku6 Media Co., Ltd. Announces Completion of Merger

BEIJING, China, July 12, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, announced today the completion of the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 5, 2016, among the Company, Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly owned subsidiary of Parent. As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on July 8, 2016, all of the Company’s ordinary shares (“Shares”) issued and outstanding immediately prior to the effective time of the merger were cancelled in consideration for the right to receive US$0.0108 per Share and all of the issued and outstanding American depositary shares of the Company, each representing 100 Shares (“ADSs”), were cancelled in consideration for the right to receive US$1.08 per ADS (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of February 8, 2005, among the Company, Citibank, N.A., as depositary (the “ADS Depositary”), and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes except for the following Shares (including Shares represented by ADSs), which were cancelled and cease to exist at the effective time of the merger but did not convert into the right to receive the foregoing merger consideration:

(a)	Shares held by Parent, the Company or any of their subsidiaries and Shares (including Shares represented by ADSs) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company’s equity compensation plans immediately prior to the effective time of the merger, which were cancelled without payment of any consideration or distribution therefor;

(b)	restricted Shares, each of which will be cancelled at the effective time of the Merger and thereafter represent only the right to receive the issuance of restricted shares in the Company (continuing as the surviving company) in accordance with the Merger Agreement; and

(c)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which were cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holders’ dissenters’ rights under the Cayman Islands Companies Law.

Shareholders of record as of the effective time of the merger who are entitled to receive the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, the ADS Depositary will call for the surrender of all ADSs in exchange for the delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$1.08 per ADS surrendered (less an ADS cancellation fee of US$0.05 per ADS) in cash, without interest and net of any applicable withholding taxes.

The Company also announced today that it requested that trading of its ADSs on NASDAQ to be halted prior to market open and be suspended effective at the close of business of July 12, 2016. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days after the filing of the Form 25 with the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content. Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: there is substantial doubt as to our ability to continue as a going concern; we rely on Huzhong for substantially all of our revenues; our business models have experienced significant changes; we require a significant amount of cash to fund our operations; we cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all; continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

Ms. Wendy Xuan

Investor Relations Manager

Ku6 Media Co., Ltd.
Telephone: +86-10-5758-6819

ir@ku6.com

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